UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)

Under the Securities Exchange Act of 1934

SKYPEOPLE FRUIT JUICE, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

83086T307

(CUSIP Number)

SkyPeople International Holdings Group Limited

16F, China Development Bank Tower,

No. 2, Gaoxin 1st Road

Xi’an, People’s Republic of China 710075

+86-29-88377216

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 10, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83086T307

1.	Names of Reporting Persons. SkyPeople International Holdings Group Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,337,155[1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,337,155[1]
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,337,155
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 57.5%[2]
14.	Type of Reporting Person (See Instructions) CO

[1]	665,200 of these shares are held directly by SkyPeople International Holdings Group Limited, and 1,671,955 shares are beneficially owned in its capacity as holder of 100.0% of the equity interest in each of Golden Dawn International Limited and Everlasting Rich Limited (which wholly owns China Tianren Organic Food Holding Company Limited).
[2]	Based on 4,061,090 shares of Common Stock outstanding as of July 19, 2016.

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CUSIP No. 83086T307

1.	Names of Reporting Persons. V.X. Fortune Capital Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,337,155[3]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,337,155[3]
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,337,155
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 57.5%[4]
14.	Type of Reporting Person (See Instructions) CO

[3]	In its capacity as holder of 100.0% of the equity interest in SkyPeople International Holdings Group Limited.
[4]	Based on 4,061,090 shares of Common Stock outstanding as of July 19, 2016.

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CUSIP No. 83086T307

1.	Names of Reporting Persons. Fancylight Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,337,155[5]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,337,155[5]
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,337,155
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 57.5%[6]
14.	Type of Reporting Person (See Instructions) CO

[5]	In its capacity as holder of 100.0% of the equity interest in V.X. Fortune Capital Limited, which in turn holds 100.0% of the equity interest in SkyPeople International Holdings Group Limited.
[6]	Based on 4,061,090 shares of Common Stock outstanding as of July 19, 2016.

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CUSIP No. 83086T307

1.	Names of Reporting Persons. Yongke Xue
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,337,155[7]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,337,155[7]
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,337,155
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 57.5%[8]
14.	Type of Reporting Person (See Instructions) IN

[7]	In his capacity as holder of 100.0% of the equity interest in Fancylight Limited, which in turn wholly-owns V.X. Fortune Capital Limited. Yongke Xue is the sole director of each of (i) SkyPeople International Holdings Group Limited, (ii) Fancylight Limited, (iii) V.X. Fortune Capital Limited, (iv) Golden Dawn International Limited and (v) Everlasting Rich Limited.
[8]	Based on 4,061,090 shares of Common Stock outstanding as of July 19, 2016.

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CUSIP No. 83086T307

1.	Names of Reporting Persons. Golden Dawn International Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,488,570
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,488,570
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,488,570
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 36.7%[9]
14.	Type of Reporting Person (See Instructions) CO

[9]	Based on 4,061,090 shares of Common Stock outstanding as of July 19, 2016.

6

CUSIP No. 83086T307

1.	Names of Reporting Persons. Everlasting Rich Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 183,385[10]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 183,385[10]
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 183,385
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.5%[11]
14.	Type of Reporting Person (See Instructions) CO

[10]	In its capacity as holder of 100.0% of the equity interest in China Tianren Organic Food Holding Company Limited.
[11]	Based on 4,061,090 shares of Common Stock outstanding as of July 19, 2016.

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CUSIP No. 83086T307

1.	Names of Reporting Persons. China Tianren Organic Food Holding Company Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 183,385
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 183,385
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 183,385
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.5%[12]
14.	Type of Reporting Person (See Instructions) CO

[12]	Based on 4,061,090 shares of Common Stock outstanding as of July 19, 2016.

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CUSIP No. 83086T307

1.	Names of Reporting Persons. Lin Bai
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 183,385[13]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 183,385[13]
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 183,385
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.5%[14]
14.	Type of Reporting Person (See Instructions) IN

[13]	In her capacity as sole director of China Tianren Organic Food Holding Company Limited.
[14]	Based on 4,061,090 shares of Common Stock outstanding as of July 19, 2016.

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Introductory Statement

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends and supplements the statement on Schedule 13D jointly filed on September 24, 2012 (the “Initial Statement”), as amended by Amendment No. 1 to Schedule 13D filed jointly on January 4, 2013 (“Amendment No. 1”), with respect to shares of common stock, par value $0.001 per share, of SkyPeople Fruit Juice, Inc. (the “Issuer”), a Florida corporation. All share numbers have been adjusted to reflect a 1-for-8 reverse stock split approved the Issuer’s Board of Directors on February 29, 2016, which became effective on March 16, 2016. Except as otherwise provided herein, each Item of the Initial Statement, as amended, remains unchanged.

This Amendment No. 2 is being filed by (i) SkyPeople International Holdings Group Limited, (ii) V.X. Fortune Capital Limited, (iii) Fancylight Limited, (iv) Yongke Xue, (v) Golden Dawn International Limited, (vi) Everlasting Rich Limited, (vii) China Tianren Organic Food Holding Company Limited and (viii) Lin Bai (each a “Reporting Person” and, collectively, the “Reporting Persons”).

Item 2.	Identity and Background

Item 2 of the Initial Statement, as amended, is hereby amended and restated in its entirety as follows:

(a) Name	(b) ● Residence address or business address or ● Principal office (if person in column (a) is an entity)

(c)

●       Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted or

●       Principal business (if person in column (a) is an entity)

(f) Citizenship or jurisdiction of incorporation, as applicable

SkyPeople International Holdings Group Limited	16F, China Development Bank Tower No. 2, Gaoxin 1st Road Xi’an, People’s Republic of China 710075	Investment holding	Cayman Islands

V.X. Fortune Capital Limited	c/o Yongke Xue 16F, China Development Bank Tower No. 2, Gaoxin 1st Road Xi’an, People’s Republic of China 710075	Investment holding	British Virgin Islands

Fancylight Limited	c/o Yongke Xue 16F, China Development Bank Tower No. 2, Gaoxin 1st Road Xi’an, People’s Republic of China 710075	Investment holding	British Virgin Islands

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Yongke Xue	No.3, Xijuyuan Xiang, Lianhu District Xi’an, Shaanxi Province People’s Republic of China 710075

Chief Executive Officer and Chairman of the Issuer.

Yongke Xue is also the sole director of each of (i) SkyPeople International Holdings Group Limited, (ii) V.X. Fortune Capital Limited, (iii) Golden Dawn International Limited and (iv) Everlasting Rich Limited.

People’s Republic of China

Golden Dawn International Limited	c/o Yongke Xue 16F, China Development Bank Tower No. 2, Gaoxin 1st Road Xi’an, People’s Republic of China 710075	Investment holding	British Virgin Islands

Everlasting Rich Limited	c/o Yongke Xue 16F, China Development Bank Tower No. 2, Gaoxin 1st Road Xi’an, People’s Republic of China 710075	Investment holding	British Virgin Islands

China Tianren Organic Food Holding Company Limited	c/o Yongke Xue 16F, China Development Bank Tower No. 2, Gaoxin 1st Road Xi’an, People’s Republic of China 710075	Investment holding	British Virgin Islands

Lin Bai	c/o Yongke Xue 16F, China Development Bank Tower No. 2, Gaoxin 1st Road Xi’an, People’s Republic of China 710075	Lin Bai’s principal occupation is as a homemaker. Lin Bai is the sole director of China Tianren Organic Food Holding Company Limited.	People’s Republic of China

(d) Each of the Reporting Persons has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) Each of the Reporting Persons has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

Item 4.	Purpose of Transaction

Item 4 of the Initial Statement is hereby amended and supplemented as follows:

The information contained in Item 6 of this Amendment No. 2 is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Initial Statement, as amended, is hereby amended and restated in its entirety as follows:

(a) All percentages of Common Stock beneficially owned described in this Statement are based on 4,061,090 shares of Common Stock outstanding as of July 19, 2016.

1. SkyPeople International Holdings Group Limited, directly and indirectly through its wholly-owned subsidiaries of Golden Dawn International Limited and Everlasting Rich Limited (which wholly owns China Tianren Organic Food Holding Company Limited) has beneficial ownership of an aggregate of 2,337,155 shares of Common Stock of the Issuer. SkyPeople International Holdings Group Limited’s beneficial ownership in the Common Stock represented approximately 57.5% of the outstanding Common Stock that were deemed to be outstanding for purposes of calculating the beneficial ownership of SkyPeople International Holdings Group Limited under Section 13(d) of the Act.

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2. V.X. Fortune Capital Limited, through its 100.0% equity interest in SkyPeople International Holdings Group Limited, has beneficial ownership of an aggregate of 2,337,155 shares of Common Stock of the Issuer. V.X. Fortune Capital Limited’s beneficial ownership in the Common Stock represented approximately 57.5% of the outstanding Common Stock that were deemed to be outstanding for purposes of calculating the beneficial ownership of V.X. Fortune Capital Limited under Section 13(d) of the Act.

3. Fancylight Limited, who owns a 100.0% equity interest in V.X. Fortune Capital Limited, has beneficial ownership of an aggregate of 2,337,155 shares of Common Stock of the Issuer. Fancylight Limited’s beneficial ownership in the Common Stock represented approximately 57.5% of the outstanding Common Stock that were deemed to be outstanding for purposes of calculating the beneficial ownership of Fancylight Limited under Section 13(d) of the Act.

4. Yongke Xue, through his 100.0% equity interest in Fancylight Limited, which owns a 100.0% equity interest in V.X. Fortune Capital Limited, has beneficial ownership of an aggregate of 2,337,155 shares of Common Stock of the Issuer. Yongke Xue’s beneficial ownership in the Common Stock represented approximately 57.5% of the outstanding Common Stock that were deemed to be outstanding for purposes of calculating the beneficial ownership of Yongke Xue under Section 13(d) of the Act.

5. Golden Dawn International Limited has direct beneficial ownership of an aggregate of 1,488,570 shares of Common Stock of the Issuer. Golden Dawn International Limited’s beneficial ownership in the Common Stock represented approximately 36.7% of the outstanding Common Stock that were deemed to be outstanding for purposes of calculating the beneficial ownership of Golden Dawn International Limited under Section 13(d) of the Act.

6. Everlasting Rich Limited, through its wholly-owned subsidiary China Tianren Organic Food Holding Company Limited, has beneficial ownership of an aggregate of 183,385 shares of Common Stock of the Issuer. Everlasting Rich Limited’s beneficial ownership in the Common Stock represented approximately 4.5% of the outstanding Common Stock that were deemed to be outstanding for purposes of calculating the beneficial ownership of Everlasting Rich Limited under Section 13(d) of the Act.

7. China Tianren Organic Food Holding Company Limited has beneficial ownership of an aggregate of 183,385 shares of Common Stock of the Issuer. China Tianren Organic Food Holding Company Limited’s beneficial ownership in the Common Stock represented approximately 4.5% of the outstanding Common Stock that were deemed to be outstanding for purposes of calculating the beneficial ownership of China Tianren Organic Food Holding Company Limited under Section 13(d) of the Act.

8. Lin Bai, as sole director of China Tianren Organic Food Holding Company Limited, has beneficial ownership of an aggregate of 183,385 shares of Common Stock of the Issuer. Lin Bai’s beneficial ownership in the Common Stock represented approximately 4.5% of the outstanding Common Stock that were deemed to be outstanding for purposes of calculating the beneficial ownership of Lin Bai under Section 13(d) of the Act.

The filing of this Statement shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by this Statement other than the securities actually owned by such person, if any.

(b)

1. SkyPeople International Holdings Group Limited may be deemed to exercise shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of an aggregate of 2,337,155 shares of Common Stock of the Issuer.

2. V.X. Fortune Capital Limited may be deemed to exercise shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of an aggregate of 2,337,155 shares of Common Stock of the Issuer.

3. Fancylight Limited may be deemed to exercise shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of an aggregate of 2,337,155 shares of Common Stock of the Issuer.

4. Yongke Xue may be deemed to exercise shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of an aggregate of 2,337,155 shares of Common Stock of the Issuer.

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5. Golden Dawn International Limited may be deemed to exercise shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of an aggregate of 1,488,570 shares of Common Stock of the Issuer.

6. Everlasting Rich Limited may be deemed to exercise shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of an aggregate of 183,385 shares of Common Stock of the Issuer.

7. China Tianren Organic Food Holding Company Limited may be deemed to exercise shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of an aggregate of 183,385 shares of Common Stock of the Issuer.

8. Lin Bai may be deemed to exercise shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of an aggregate of 183,385 shares of Common Stock of the Issuer.

(c) Other than as reported herein, each of the Reporting Persons has not effected any transactions in the Common Stock during the past 60 days or since the filing of Amendment No. 1 to the Initial Statement.

(d)

1. Other than as described in Item 6 herein, to the knowledge of SkyPeople International Holdings Group Limited, V.X. Fortune Capital Limited, Fancylight Limited and Yongke Xue, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 2,337,155 shares of Common Stock over which SkyPeople International Holdings Group Limited, V.X. Fortune Capital Limited, Fancylight Limited and Yongke Xue have beneficial ownership.

2. Other than as described in Item 6, to the knowledge of Golden Dawn International Limited, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 1,488,570 shares of Common Stock over which Golden Dawn International Limited has beneficial ownership.

3. Other than as described in Item 6, to the knowledge of Everlasting Rich Limited, China Tianren Organic Food Holding Company Limited and Lin Bai, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 183,385 shares of Common Stock over which Everlasting Rich Limited, China Tianren Organic Food Holding Company Limited and Lin Bai have beneficial ownership.

(e)

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Initial Statement is hereby amended and supplemented as follows:

Share Charge Deeds

As previously reported, on November 16, 2012, V.X. Fortune Capital Limited (“Fortune Capital”), Vandi Investments Limited (“Vandi”), COFCO (Beijing) Agricultural Industrial Equity Investment Fund (“COFCO”) and Yongke Xue entered into an Investment Agreement (“Investment Agreement”) pursuant to which Fortune Capital issued notes in the aggregate principal amount of $6,000,000 to Vandi and issued preferred shares to COFCO in exchange for $9,900,000. A portion of these proceeds were loaned to the Issuer’s wholly-owned subsidiary SkyPeople Juice Group Co., Ltd. In connection with the Investment Agreement, Golden Dawn and China Tianren entered into a Share Charge Deed dated December 28, 2012 (“Vandi Share Charge Deed”) in favor of Vandi (the “Vandi Share Charge”) and a Share Charge Deed dated December 28, 2012 (“COFCO Share Charge Deed”) in favor of COFCO (the “COFCO Share Charge”, together with the Vandi Share Charge, the “Share Charges”, or each, a “Share Charge”).

As security for the payment and discharge of the obligations under the Investment Agreement, pursuant to the Share Charge Deeds, Golden Dawn and China Tianren charged 1,650,463 shares of Company Common Stock (collectively, the “Charged Shares”) as follows: (i) Golden Dawn charged 1,467,079 shares of the Issuer’s Common Stock in favor of Vandi and COFCO and (ii) China Tianren charged 183,385 shares of the Issuer’s Common Stock in favor of Vandi and COFCO. The Share Charge Deeds provide that Golden Dawn is required to execute and deliver a share charge with respect to an additional 21,492 shares of Company Common Stock in the aggregate (“Additional Shares”) (10,746 shares and 10,746 shares in favor of Vandi and COFCO, respectively) within 10 business days of the date of a written notice issued by the applicable chargee. To the knowledge of the Reporting Persons, these Additional Shares have not been charged and have not been the subject of any Enforcement Notice (as defined below) as of the date of this Amendment No. 2.

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Under the terms of the Share Charge Deeds, each Share Charge becomes enforceable following the delivery of a written notice, given by the chargee (Vandi or COFCO, as applicable) to the chargors (Golden Dawn and China Tianren) after the occurrence of a continuing event of default stating that the Share Charge has become enforceable (“Enforcement Notice”). Following the delivery of an Enforcement Notice to the chargors, among other powers and authorities described in the Share Charge Deeds, the chargee is entitled to exercise or direct the exercise of the voting and other rights attached to the Charged Shares as it sees fit and to hold or dispose of all or any part of the Charged Shares.

On December 30, 2014, COFCO delivered an Enforcement Notice to Golden Dawn and China Tianren describing certain events of default that occurred under the COFCO Share Charge Deed and related investment documents. Although events of default likewise occurred under the Vandi Share Charge Deed, Vandi has not yet delivered an Enforcement Notice. After delivery of the Enforcement Notice by COFCO, the parties named in Enforcement Notice engaged in negotiations regarding the appropriate exercise of rights under the investment documents. To the knowledge of the Reporting Persons, neither Vandi nor COFCO has made a formal, definitive determination to acquire control of the Charged Shares.

Stock Purchase Agreements

On October 16, 2015, the Issuer and SkyPeople International Holdings Group Limited (“SP International”) entered into a Share Purchase Agreement (the “Share Purchase Agreement”). Pursuant to the Share Purchase Agreement, the Issuer issued and sold to SP International 665,200 shares of the Issuer’s common stock for an aggregate purchase price of US$7,982,400. The purchase price was paid by SP International by the cancellation of the loan from SP International to SkyPeople Juice Group Co., Ltd. (a 99.78% indirectly owned subsidiary of the Company and the “Borrower”), dated February 18, 2013. The shareholder owning the remaining 0.22% interest in the Borrower paid SP International $17,600 is cash as repayment for a proportional amount of the loan.

On July 10, 2016, Golden Dawn, SP International (together with Golden Dawn, the “Sellers”), Fortune Capital, Fancylight Limited (“Fancylight”), Yongke Xue (“Xue,” and collectively with Fortune Capital and Fancylight, the “Parent”), Future World Investment Holding Limited (the “Purchaser”) and Pei Lei (“Pei”), as the sole stockholder of the Purchaser, entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”). Pursuant to the Stock Purchase Agreement, the Purchaser agreed to purchase an aggregate of 2,050,851 shares of the Issuer’s common stock (the “Seller Shares”) from the Sellers for an aggregate base purchase price of US$5,352,721. The Agreement contains customary representations, warranties, and covenants by the Sellers, the Parent, and the Purchaser. Parent and the Sellers, on the one hand, and the Purchaser and Pei, on the other hand, agree to indemnify each other for material inaccuracies, breaches of representations and warranties, and material breaches of the Agreement. The consummation of the Agreement is contingent on the achievement of several conditions, including but not limited to the following:

1. All encumbrances on the Seller Shares for the benefit of Vandi Investments Limited and COFCO (Beijing) Agricultural Industrial Equity Investment Fund must be released (the “Release Event”);

2. The Issuer’s Board of Directors and stockholders must approve (i) the sale of Pacific Industry Holding Group, Co., Ltd., and Belkin Foods Holdings Group Limited, each a wholly-owned subsidiary of the Issuer (together, the “Subsidiaries”) to Xue or his designee on mutually-acceptable terms and conditions, and (ii) the Distribution Agreement (as defined below);

3. Harmony MN Inc., a wholly-owned subsidiary of the Issuer, must enter into a distribution agreement with the Subsidiaries on terms acceptable to the Issuer, Xue, and the Purchaser, granting Harmony MN Inc. the non-exclusive right to continue to sell and distribute products of the Subsidiaries and their subsidiaries in China and other areas; and

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4. The Purchaser and Pei must enter into a mutually acceptable finance agreement with Xue pursuant to which Purchaser and Pei will provide sufficient funds for Xue to purchase the Subsidiaries from the Issuer.

Upon the occurrence of the Release Event, the Parent and Sellers will execute and deliver to the Purchaser the Voting Agreement and Irrevocable Proxy in substantially the form attached to the Agreement as Exhibit B thereto, thereby appointing the Purchaser or the Purchaser’s designee as proxy for voting all shares of the Issuer’s common stock held by the Sellers on the matters specified therein.

The foregoing descriptions of the Share Purchase Agreement and the Stock Purchase Agreement do not purport to be complete and are qualified by reference to the full text of the Share Purchase Agreement and the Stock Purchase Agreement, see Exhibits 99.5 and 99.6 hereto, respectively.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Initial Statement is hereby amended and supplemented as follows:

Exhibit Number	Description

99.1(a)†	Joint Filing Agreement among SkyPeople International Holdings Group Limited, V.X. Fortune Capital Limited, Yongke Xue, Golden Dawn International Limited, Everlasting Rich Limited, China Tianren Organic Food Holding Company Limited and Lin Bai dated September 24, 2012.

99.1(b)*	Joint Filing Agreement among SkyPeople International Holdings Group Limited, V.X. Fortune Capital Limited, Fancylight Limited, Yongke Xue, Golden Dawn International Limited, Everlasting Rich Limited, China Tianren Organic Food Holding Company Limited and Lin Bai dated January 4, 2013.

99.2†	Share Exchange Agreement among SkyPeople International Holdings Group Limited, Golden Dawn International Limited, Hongke Xue, Yongke Xue, V.X. Fortune Capital Limited and Kingline International Limited dated September 14, 2012.

99.3*	Share Charge between China Tianren Organic Food Holding Company Limited, Golden Dawn International Limited and Vandi Investments Limited dated December 28, 2012.

99.4*	Share Charge between China Tianren Organic Food Holding Company Limited, Golden Dawn International Limited and COFCO (Beijing) Agricultural Industrial Equity Investment Fund dated December 28, 2012.

99.5	Share Purchase Agreement between SkyPeople International Holdings Group Limited and SkyPeople Fruit Juice, Inc., dated October 16, 2015, incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed by the Issuer on October 16, 2015.

99.6	Stock Purchase Agreement among Golden Dawn International Limited, SkyPeople International Holdings Group Limited, V.X. Fortune Capital Limited, Fancylight Limited, Yongke Xue, Future World Investment Holding Limited and Pei Lei (“Pei”) dated July 10, 2016.

†	Previously filed with the Initial Statement.
*	Previously filed with Amendment No. 1 to the Initial Statement.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: July 20, 2016

SkyPeople International Holdings Group Limited

By:	/s/ Yongke Xue
Name:	Yongke Xue
Title:	Sole Director

V.X. Fortune Capital Limited

By:	/s/ Yongke Xue
Name:	Yongke Xue
Title:	Sole Director

Fancylight Limited

By:	/s/ Yongke Xue
Name:	Yongke Xue
Title:	Sole Director

Yongke Xue

/s/ Yongke Xue

Golden Dawn International Limited

By:	/s/ Yongke Xue
Name:	Yongke Xue
Title:	Sole Director

Everlasting Rich Limited

By:	/s/ Yongke Xue
Name:	Yongke Xue
Title:	Sole Director

China Tianren Organic Food Holding Company Limited

By:	/s/ Lin Bai
Name:	Lin Bai
Title:	Sole Director

Lin Bai

/s/ Lin Bai

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